SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


       ------------------------------------------------------------------

                                  SCHEDULE 13G

                                (AMENDMENT NO. 3)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULE 13d-1(b), (c) AND (d)

       ------------------------------------------------------------------


                             FORCE PROTECTION, INC.
                             ----------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    345203202
                                    ---------
                                 (CUSIP Number)

                                 January 25, 2007
                                 ---------------
             (Date of event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)


                               (Page 1 of 7 Pages)

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Midsummer Investment, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Bermuda
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    4,388,700
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None.
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,388,700
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    None.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,388,700
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5% (1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:

     OO
--------------------------------------------------------------------------------

(1) The ownership percentage of the Reporting Person is based on 67,790,214 issued and outstanding shares of Common Stock as of January 17, 2007.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Midsummer Capital, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION:

     New York
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    4,388,700
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None.
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,388,700
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    None.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,388,700
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                             |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.5% (1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON:

     PN
--------------------------------------------------------------------------------

(1) The ownership percentage of the Reporting Person is based on 67,790,214 issued and outstanding shares of Common Stock as of January 17, 2007.

Item 1(a).  Name of Issuer.

            Force Protection, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

            9801 Highway 78, Bldg #1
            Ladson, South Carolina 29456

Item 2(a).  Names of Persons Filing.

            Midsummer Investment, Ltd. ("Midsummer Investment")
            Midsummer Capital, LLC ("Midsummer Capital")


Item 2(b).  Address of Principal Business Office, or if none, Residence.

            As to Midsummer Investment:
            c/o Midsummer Capital, LLC
            295 Madison Avenue, 38th Floor
            New York, New York 10017

            As to Midsummer Capital:
            295 Madison Avenue, 38th Floor
            New York, New York 10017

Item 2(c).  Citizenship.

            As to Midsummer Investment:  Bermuda
            As to Midsummer Capital: New York

Item 2(d).  Title of Class of Securities.

            common stock, par value $0.001 per share (the "Common Stock")

Item 2(e).  CUSIP Number.

            345203202

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

            Item 4 is amended and supplemented to include the following:

            Midsummer Investment beneficially owns 4,388,700 shares of Common Stock.

            Midsummer Capital serves as general partner and principal investment manager to Midsummer Investment, and as such has been granted investment discretion over Midsummer Investment's investments, including the investment in the Common Stock. As a result of its role as general partner and principal investment manager to Midsummer Investment, Midsummer Capital may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock held by Midsummer Investment. However, Midsummer Capital does not have the right to receive dividends from, or the proceeds from the sale of, the Common Stock held by Midsummer Investment and disclaims any beneficial ownership of the shares of Common Stock.

      Accordingly, for the purpose of this Statement:

      (a) Amount beneficially owned by Midsummer Investment: 4,388,700 shares of Common Stock of the Issuer.

      (b) Percent of Class: Midsummer Investment beneficially owns 6.5% of the Issuer's issued and outstanding Common Stock (based on 67,790,214 issued and outstanding shares of Common Stock as of January 17, 2007, as reported in the Form S-3 filed by the Company with the Commission on January 18, 2007).

      (c)   Number of shares as to which Midsummer Investment has:

            (i) Sole power to direct the vote: 4,388,700 shares of Common Stock of the Issuer. (ii) Shared power to vote or to direct the vote: None.

            (iii) Sole power to dispose or direct the  disposition of the Common
                  Stock: 4,388,700 shares of Common Stock of the Issuer.

            (iv) Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             Date:  Janaruy 26, 2007

                             MIDSUMMER INVESTMENT, LTD.

                             By:  MIDSUMMER CAPITAL, LLC, its investment manager


                             By:    /s/ Scott D. Kaufman
                                  ------------------------------
                                  Name:   Scott D. Kaufman
                                  Title:  Managing Director


                             MIDSUMMER CAPITAL, LLC


                             By:    /s/ Scott D. Kaufman
                                  ------------------------------
                                  Name:   Scott D. Kaufman
                                  Title:  Managing Director